EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

August 10, 2007

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on Preliminary Information

Statement, filed July 31, 2007, Relating to the Appointment

of T. Rowe Price Associates, Inc. for the EQ/T. Rowe Price Growth

Stock Portfolio of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Mr. Oh:

In connection with the above-referenced filing by EQ Advisors Trust (“Registrant”), the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

EQ ADVISORS TRUST

By:	/s/ Patricia Louie
Patricia Louie
Vice President and Secretary